UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Digihost Technology Inc.

(Name of Issuer)

Subordinate Voting Shares

(Titles of Class of Securities)

25381D107

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Page 1 of 9 Pages)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25381D107	Page 2 of 9

Explanatory Note

The purposes of this Amendment No. 2 (this “Amendment No. 2”) of the statement on Schedule 13G filed by the Reporting Persons on February 22, 2022, as amended by Amendment No. 1 filed by the Reporting Persons on February 14, 2023 (“Amendment No. 1”), are (i) to correct the number and percentage of the Subordinate Voting Shares of Digihost Technology Inc. (the “Issuer”) beneficially owned by Michel Amar as of December 31, 2022 reported in Amendment No. 1, which, as a result of a scrivener’s error, did not factor his shared voting and dispositive power into the calculation of such percentage and (ii) to report the Reporting Persons’ beneficial ownership as of the date of filing of this report. Except as otherwise indicated in Item 4 of this Amendment No. 2, beneficial ownership reported in this Amendment No. 2 reflects 33,011,600 Subordinate Voting Shares issued and outstanding, as reported in the Issuer’s Registration Statement on Form F-1, filed October 30, 2024.

CUSIP No. 25381D107	Page 3 of 9

1	NAME OF REPORTING PERSON Michel Amar
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,672,203 (1)
	6	SHARED VOTING POWER 626,544 (1)
	7	SOLE DISPOSITIVE POWER 5,672,203 (1)
	8	SHARED DISPOSITIVE POWER 626,544 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,298,747
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.6% (2)
12	TYPE OF REPORTING PERSON IN

(1)	The number of Subordinate Voting Shares reported as beneficially owned is as of November 14, 2024. Consists of (i) 1,146,552 Subordinate Voting Shares held by Michel Amar, (ii) 626,544 Subordinate Voting Shares held by Bit Mining International LLC, (iii) 2,165,889 Subordinate Voting Shares held by Bit.Management, LLC, (iv) 1,493,162 Subordinate Voting Shares held by NYAM, LLC, (v) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, and (vi) 200,000 Subordinate Voting Shares issuable upon vesting of 200,000 restricted stock units (“RSUs”) held by Michel Amar within sixty days of the date of filing of this Amendment No. 2 on January 11, 2025. Michel Amar holds an additional 500,000 RSUs, 166,666 of which are scheduled to vest on February 9, 2025 and 166,667 of which are scheduled to vest on each of February 9, 2026 and February 9, 2027. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Mr. Amar. Mr. Amar is a majority equityholder of Bit.Management, LLC and NYAM, LLC and a minority equityholder of BIT Mining International, LLC. Mr. Amar, by virtue of his control over Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC, may be deemed to have or share beneficial ownership of the Subordinate Voting Shares (including the Subordinate Voting Shares issuable upon conversion of the Proportionate Voting Shares) held directly by those entities.

(2)	This calculation assumes that there are 33,878,200 Subordinate Voting Shares outstanding, which is the sum of (i) 33,011,600 Subordinate Voting Shares of the Issuer outstanding as of October 29, 2024, (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein, and (iii) 200,000 Subordinate Voting Shares issuable upon vesting of 200,000 RSUs held by Michel Amar within sixty days of the filing of this Amendment No. 2 on January 11, 2025.

CUSIP No. 25381D107	Page 4 of 9

1	NAME OF REPORTING PERSON Bit.Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,165,889 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,165,889 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,165,889 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (2)
12	TYPE OF REPORTING PERSON OO

(1)	The number of Subordinate Voting Shares reported as beneficially owned is as of November 14, 2024.

(2)	Based on 33,011,600 Subordinate Voting Shares of the Issuer outstanding as of October 29, 2024.

CUSIP No. 25381D107	Page 5 of 9

1	NAME OF REPORTING PERSON NYAM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,159,762 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,159,762 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,159,762 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	The number of Subordinate Voting Shares reported as beneficially owned is as of November 14, 2024. Consists of (i) 1,493,162 Subordinate Voting Shares and (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares.

(2)	This calculation assumes that there are 33,678,200 Subordinate Voting Shares outstanding, which is the sum of (i) 33,011,600 Subordinate Voting Shares of the Issuer outstanding as of October 29, 2024, and (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein.

CUSIP No. 25381D107	Page 6 of 9

Item 1(a).	Name of Issuer:

Digihost Technology Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Canada

Item 2(a).	Name of Person Filing:

Michel Amar, Bit.Management, LLC and NYAM, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Canada

Item 2(c).	Citizenship:

Michel Amar – United States citizen

Bit.Management, LLC; NYAM, LLC – California limited liability companies

Item 2(d).	Titles of Classes of Securities:

Subordinate Voting Shares, no par value.

Item 2(e).	CUSIP Number:

The Subordinate Voting Shares CUSIP Number is 25381D107.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:__________.

CUSIP No. 25381D107	Page 7 of 9

Item 4.	Ownership

(a)	Amount beneficially owned**:

Michel Amar – 6,298,747 Subordinate Voting Shares

Bit.Management, LLC – 2,165,889 Subordinate Voting Shares

NYAM, LLC – 2,159,762 Subordinate Voting Shares

(b)	Percent of class**:

Michel Amar – 18.6%

Bit.Management, LLC – 6.6%

NYAM, LLC – 6.4%

(c)	Number of shares as to which such person has**:

(i)	Sole power to vote or to direct the vote:

Michel Amar – 5,672,203 Subordinate Voting Shares

Bit.Management, LLC – 2,165,889 Subordinate Voting Shares

NYAM, LLC – 2,159,762 Subordinate Voting Shares

(ii)	Shared power to vote or to direct the vote:

Michel Amar – 626,544 Subordinate Voting Shares

Bit.Management, LLC – None

NYAM, LLC – None

(iii)	Sole power to dispose or to direct the disposition of:

Michel Amar – 5,672,203 Subordinate Voting Shares

Bit.Management, LLC – 2,165,889 Subordinate Voting Shares

NYAM, LLC – 2,159,762 Subordinate Voting Shares

(iv)	Shared power to dispose or to direct the disposition of:

Michel Amar – 626,544 Subordinate Voting Shares

Bit.Management, LLC – None

NYAM, LLC – None

**	See footnotes on cover pages which are incorporated by reference herein.

As of December 31, 2022, the aggregate amount of Subordinate Voting Shares beneficially owned by Michel Amar was 5,800,472, which consisted of (i) 648,277 Subordinate Voting Shares held by Michel Amar, (ii) 626,544 Subordinate Voting Shares held by Bit Mining International LLC, (iii) 2,165,889 Subordinate Voting Shares held by Bit.Management, LLC, (iv) 1,493,162 Subordinate Voting Shares held by NYAM, LLC, (v) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, and (vi) 200,000 Subordinate Voting Shares issuable upon vesting of 200,000 RSUs held by Michel Amar, which vested on January 11, 2023. The percent of class represented by such aggregate amount was 20.2%, the calculation of which assumed that there was a total of 28,689,413 Subordinate Voting Shares outstanding, which is the sum of (i) 27,822,813 Subordinate Voting Shares of the Issuer outstanding as of December 31, 2022, (ii) 666,600 Subordinate Voting Shares issuable upon conversion of 3,333 Proportionate Voting Shares held by NYAM, LLC, as reported herein and (iii) 200,000 Subordinate Voting Shares issuable upon vesting of 200,000 RSUs held by Michel Amar, which vested on January 11, 2023.

CUSIP No. 25381D107	Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit B.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 25381D107	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Michel Amar

/s/ Michel Amar

Bit.Management, LLC

/s/ Michel Amar
Name:	Michel Amar
Title:	Chief Executive Officer

NYAM, LLC

/s/ Michel Amar
Name:	Michel Amar
Title:	Chief Executive Officer

Exhibit List

Exhibit A.	Joint Filing Agreement, dated as of February 14, 2022 and incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 22, 2022.

Exhibit B.	Item 8 Statement, dated as of February 14, 2022 and incorporated by reference to the Schedule 13G filed by the Reporting Persons on February 22, 2022.